

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
Stephen Linehan, President
Capital One Multi-Asset Execution Trust
c/o Capital One Funding, LLC
140 East Shore Drive
Room 1071-B
Glen Allen, VA 23059

Re: Capital One Multi-Asset Execution Trust
Capital One Master Trust
Form 10-K
Filed March 30, 2012
File No. 333-75276 and 000-25762

Dear Mr. Linehan:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules, page 7

1. According to the 424(b)(5) filed on June 4, 2009 Capital One (USA), NA, the servicer, entered into a services agreement with Capital One, N.A. under which Capital One, N.A. will perform certain payment remittance processing activities with respect to payments made by cardholders who are located in Louisiana or Texas and make their monthly payments with checks or cash at branch locations of Capital One, N.A. We note, however, that your Form 10-K did not include an Item 1122 – Compliance with Applicable Servicing Criteria assessing Capital One, N.A.'s compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB. Please amend your Form 10-K to provide the assessment or tell us why it is not appropriate for you to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Errett at (202) 551-3225 or me at (202) 551-3313 if you have any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Franco Harris, Capital One
       Gregory Seward, Capital One